     Filed by A.G. Edwards, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: A.G. Edwards, Inc.
(Commission File No. 001-08527)

THE FOLLOWING IS A TRANSCRIPT OF THE WACHOVIA/A.G. EDWARDS, INC. ANALYST/INVESTOR CONFERENCE HELD ON MAY 31, 2007

Alice Lehman - Wachovia Corporation - IR

Thank you, operator and thanks for joining our call this morning. As the operator said, I am Alice Lehman and we hope that you have received our press release and presentation by now. If you haven't, please log onto our investor relations website at wachovia.com/investor.

In this call, we will review the first 18 pages of today's presentation followed by a Q&A session. In addition to this teleconference, this call is available through a listen-only live audio webcast. Replays of the teleconference will be available beginning at 1 p.m. today and will continue through 5 p.m. on June 29th. The replay phone number is area code 706-645-9291 and the access code is 2879501.

Wachovia CEO, Ken Thompson, will kick things off today. Robert Bagby of A.G. Edwards also will make a few remarks and then David Carroll, President of Capital Management, which includes Wachovia Securities, will take you through the presentation. Also with us are Tom Wurtz, Wachovia's CFO.

We will be happy to take your questions at the end. Of course, before we begin the presentation, I have a few reminders. First, the subject matter discussed in this presentation will be addressed in a proxy statement/prospectus to be filed with the SEC. We urge you to read it when it becomes available because it will contain important information. That document and other SEC filings, including our annual proxy material, which contains information about the participants in the proxy solicitation regarding the merger, can be obtained for free at the SEC's website and from Wachovia.

Also, any forward-looking statements made during this call are subject to risks and uncertainties. Factors that could cause Wachovia's results to differ materially from any forward-looking statements are set forth in Wachovia's public reports filed with the SEC, including Wachovia's current report on Form 8-K filed today. Finally, when you ask questions, please give your name and your firm's name. Now let me turn things over to Ken.

Ken Thompson - Wachovia Corporation - CEO

Thank you, Alice and good morning to everyone. I also would like to thank you for disrupting your schedule and being with us. We are extremely happy about the announcement we are making today where A.G. Edwards will be joining the Wachovia family. We believe that A.G. Edwards is the premier independent brokerage company in the United States with almost 7000 financial advisors. And when you combine A.G. Edwards with Wachovia Securities, we truly have an end-game player in the brokerage business.

We have, as you know, been consistently telling our investors that retail brokerage is an area that is attractive to Wachovia and that we would do acquisitions there if they were financially attractive and we think that in this situation we have a transaction that is very financially attractive and also from a strategic standpoint extremely attractive to Wachovia's shareholders.

I am just going to touch on a couple of points on the first two pages of your deck. I am not going to go over each of these dot points, but the first page really talks about the retail brokerage landscape and why it is attractive to Wachovia and there are some statistics here that I think are very illustrative of why we like the business.

Currently 57% of $20 trillion in US investable assets are captured by the brokerage industry and over the next decade really, there is going to be huge amounts of money in motion, $577 billion in 2007 alone in the retirement market and that will grow to $950 billion by 2010.

We have very favorable customer dynamics and demographic trends driving US households. The affluent households are growing as a percentage of total US households and 55% of affluent households use a full-service broker for advice. Also from a strategic standpoint, this increased distribution that we get when we join forces with A.G. Edwards does two further things for us.

Number one, it allows us to leverage our investment banking, underwriting and origination capability. We will get more mandates on the investment banking side simply because of the greatly expanded retail distribution that we will have with the combined A.G. Edwards/Wachovia Securities.

And, secondly, and I think we have got a history of this over the last three or four years, this will also allow us to sell considerably more bank product -- mortgages, trusts, deposit accounts and that sort of thing -- through this large retail brokerage operation.

Finally, the deal certainly enhances our scale, allows us to take roughly $650 million of expenses out of the combined platform and will improve our efficiency and make us better able to withstand ups and downs in the equity markets.

On the second page, it is certainly a strategically compelling deal for us. This is truly a rare opportunity. A.G. Edwards is the largest remaining independent broker. The combination of A.G. Edwards with Wachovia Securities strengthens our market penetration in 48 of the top 50 MSAs and it doubles our market share in the 10 fastest growing MSAs in the country.

It is financially attractive. You see an internal rate of return of 24%. That far exceeds our 15% hurdle rate and it is accretive to both cash and operating -- GAAP operating EPS in 2008. There is roughly $2 billion of excess capital that will be available at the close. And we think that this is a low-risk transaction. We have got complementary customer and broker-friendly sales and service models at the two companies.

Both companies operate on the Beta system. Integration is something I think that we showed the market we know how to do in the Prudential deal and I might add that David Carroll was responsible for that merger integration, as well as by the way the Wachovia/First Union integration back in 2001 and David will be overseeing this merger integration and we expect it to be very smooth.

And finally, members of the A.G. Edwards senior management team led by Bob Bagby will be joining our team, so we are going to have people from both firms still on the ground making sure that we do this right.

And with that, I would like to introduce our new partner, Bob Bagby. Bob, I think you’ve probably got a few things you want to say to the people on the phone call.

Robert Bagby - A.G. Edwards - Chairman & CEO

Yes, I do. Thank you, Ken. I would -- first of all, I think it is important to note that I would like to equally stress we think we have found the perfect partner for A.G. Edwards in Wachovia Securities. We are a very proud organization with a very proud tradition, 120 years and we knew we needed scale. We knew we needed additional products as a financial service business continues to migrate towards a global platform and a demand from our clients to have one-stop financial services. We could not provide that at A.G. Edwards and we didn't have the capital base.

It is clear that we are going to be able to provide that with Wachovia. We will now be able to provide mortgages, auto loans, checking accounts, credit card services and a better investment banking product. These are so critical as we move to the future and we had never been able to find what I call the perfect partner. So when we began looking, we found in Wachovia what I believe is a perfect partner, a partner that will enhance our capabilities for our financial clients, respecting our client relationships and providing unbiased advice and excellent customer service.

We have always been a client-first firm. In Wachovia, we found that. Any organization is about people, employees and most important clients. And we have a common bond there and that bond will be tremendous for our clients and our employees at all levels of the organization.

I believe we will be able to provide additional sophisticated products that we were unable to provide or to deliver and I believe this will enhance our capabilities to bring in more of our client assets of our current clients and more important attract prospects that we were unable to capture in the past. This is an exciting transaction and an exciting future for A.G. Edwards and Wachovia Securities. And I can tell you I am extremely proud to be a part of this organization as are all my senior management and I am excited to move this transaction forward. With those comments, I will turn it over to David Carroll.

David Carroll - Wachovia Corporation - President, Capital Management Group

Thank you, Bob. There is one group of investors I would particularly like to address first off and that would be our financial advisors and our new associates from A.G. Edwards, our financial consultants. And the one point I want to make sure you hear loud and clear and you heard it from Ken, Wachovia really likes the retail securities business and we understand and respect the differences between it and the other businesses that we are in.

If you will turn to page 3 on the transaction summary in the deck, just a few highlights here. Consideration, this is a $6.9 billion transaction, 60% in stock and 40% in cash. We do enjoy a $2 billion excess capital contribution to Wachovia. It will be branded Wachovia Securities nationwide. We are very proud to announce that the headquarters will move to St. Louis, Missouri, which has some terrific positive business advantages to us as we look at expanding our footprint.

Bob who has so ably led A.G. Edwards will be the Chairman of our brokerage operations. Danny Ludeman, the current CEO of Wachovia Securities, will be the CEO of the combined company. From an earnings standpoint, as Ken mentioned, it is accretive to cash EPS, $0.02 a share in 2008 and $0.05 a share in 2009. It does have a very attractive return, 24%. We expect to close this in the fourth quarter of this year in the normal regulatory approvals and we do have protection in the transaction in the form of a breakup fee.

Over on page 4, Ken also mentioned this. We have a very focused and experienced management team. We are announcing today the Chairman, the CEO, the COO, the Chief Financial Officer, the head of the private client group, which is our field-based salesforce and the financial services group, which is our sales and marketing organization and we will announce the rest of our senior management team by June the 16th. This is a team made up of people from Wachovia and A.G. Edwards and has experience leading organic growth and in integrating brokerage firms.

Over on page 5, Bob touched on it. Culture is important to both firms. Both Wachovia Securities and A.G. Edwards have gone to the market with the notion of preserving the feel of a regional firm, but having the capital and the horsepower of the major wirehouse organizations. We feel like we are very compatible and we complement each other. We mentioned the senior management team will be comprised of both firms' representatives.

It does move us markedly up in the top 50 MSAs and it leverages our strength and the two that I will point to here --one is we think Wachovia Securities in the past two years has far and away been the most successful firm in recruiting highly productive experienced advisors on the Street. We have hired approximately 1500 experienced advisers to our knowledge more than anyone else out there and our improvement in productivity would reflect that. A.G. Edwards brings to this combination what we think is far and away the most successful broker training model that we will adopt going forward for Wachovia Securities.

On page 6, this is a look at how the combined firm adds up. Revenues of slightly under $8.4 billion, almost $1.2 trillion in client assets, again headquarters in St. Louis. Before any consolidations down the road, 1500 brokerage offices, just shy of 15,000 registered representatives and that excludes 2400 licensed special financial specialists we have in our bank branches. Total of about 31,000 employees and about a 58% penetration on FDIC, which is room for a lot of improvement.

Over on page 7, in terms of how we stack up against our primary competitors, you can see here on revenue, client assets and number of representatives, the combination, ranked squarely number two in revenues, knocking on the door in terms of client assets. That is a big objective for us is to grow that number.

One thing I would remind you -- a key difference between Wachovia Securities and all of these other competitors --we are the only firm on the Street that has three vibrant and growing channels. There is the traditional private client channel. We also have a bank channel that is over 1400 brokers strong and over $1 billion in revenue and we have an independent brokerage group, which is small, but it and the bank channel are growing at over 20% a year. So we cover the widest span of client segmentation of any firm on the Street.

Page 8 is a geographic representation of how we cover the US. This is a little misleading under most of those red dots are also green dots, which would speak to where we overlap in markets and how that marketshare materializes. An important factor here, 25% of A.G. Edwards' revenues are in high-growth states of California, Florida and Texas that are strategically important to Wachovia and as we have mentioned several times, it really does improve our penetration in key growth markets.

Over on page 9, when we talk about realizing the benefits of scale, let me try to put some quantifiable terms around that. In terms of annualized revenue, per Series 7 registered rep/FA productivity. You can see a pretty steady improvement. 2003 was the year that we did the Prudential/Wachovia Securities consolidation and you can see the 36% point-to-point improvement in FA productivity. Beside that, recurring revenue as a percentage of total revenue now at 60%. That is a key strategic goal for us to reach 70% to decrease earnings volatility both for our clients and for our shareholders. That is an important driver for us.

FDIC sweep deposit balances, you can see at $31 billion and level. Actually we have seen some growth this year. And total brokerage client assets. Those are the assets that drive our margin over time, 28% up year over year, nice steady consistent growth.

Over on page 10, again leveraging proven success. Ken touched on this. We are proving that brokerage can be a very effective distribution channel for core banking product sales. Our loan production last year of almost $3.9 billion was up markedly from the year before. We have a goal of doing just shy of $7 billion this year. Deposit production last year, over $2 billion in new deposit sales emanating from our brokerage network.

Managed client assets at 18% in total is another key strategic driver as we shift our business model away from transaction-oriented business. Our private client group of those three channels actually would be about 23%, which is approaching the best in class and all of that -- when we talk about scale, the bottom line is what does it contribute to our margin and you can see a nice upwardly sloping curve in our pretax margins from 13% to 29%, which would be best in class.

Over on page 11, we see a very believable and attractive opportunity to leverage or transfer our momentum to A.G. Edwards' advisors and client base. Top left, you can see annualized revenue per Series 7 rep. We think there is over a 36 month period we can equalize our productivity here.

A.G. Edwards today is at about 76% of our average productivity. In terms of client assets per rep, A.G. Edwards is at about 71% of our client assets per FA. In terms of fee-based assets again, A.G. Edwards has made tremendous strides in the last couple of years and their margins would reflect that.

By the way, the return on assets for a typical managed account is about 100 basis points versus about 65 basis points for a traditional transaction-oriented account. So you can see the relevance there to our long-term profitability. And we think we can accelerate A.G. Edwards' growth here with our Envision investment planning tool and again, we touched on the margin earlier.

Page 12, let's talk about putting these two firms together. We have arguably more experience than anybody in the industry. We have successfully integrated more than six large broker/dealers, not to mention multiple bank broker/dealers over the years. You can see on the bottom the most recent large one. We promised the Street $364 million in expense efficiencies with Prudential and we delivered those and we did it for less of a one-time charge than we had originally thought.

Over on page 13, we think we have conservative and believable assumptions underlying this transaction and again, I will remind you Tom Wurtz is here for questions later on. There is a fixed exchange ratio of 0.9844 Wachovia shares plus $35.80 cash.

In terms of EPS assumptions, we have used First Call estimates for 2007 and '08 and First Call long-term EPS growth rates of 8.9% for Wachovia and 11.5% for A.G. Edwards. Ken mentioned this. Expense efficiencies are $395 million after-tax. We run this business to control the controllables and we will achieve these expense efficiencies because we control them. And our one-time costs estimated at $869 million after-tax.

In terms of revenue assumptions, this does assume pragmatically an impact of broker attrition, largely offset by revenue benefits from the FDIC sweep balances and an improved asset mix. In terms of our impact on our capital ratios, our tangible capital at 4.7% at close and leverage at 6%, and probably greater than 6% at close. And for the sake of this analysis, this assumes no capital contributed by Prudential.

Over on page 14, the impact on earnings. You can see Wachovia's cash earnings for 2008 and '09 at $10.1 billion and $10.6 billion, respectively, and A.G. Edwards' contribution to that -- again these our First Call estimates for '08 and '09. You can see the expense efficiencies net of the funding and other costs for a combined cash earnings of $10.7 billion and $11.3 billion. Combined operating earnings of $10.5 billion and $11.1, and after one-time transaction expenses, our combined GAAP earnings of just shy of $10 billion in '08 and $10.9 billion in 2009.

Page 15 on the EPS and return basis. Combined average fully diluted shares this year or excuse me 2008 of 1.9 billion and just shy of 1.9 billion in 2009. Combined EPS of $5.51 and $5.99 respectively. The Wachovia implied consensus cash EPS $5.49 and $5.94, would be augmented each year by $0.02 a share in '08 and $0.05 in '09, which would bring the combined operating EPS to $5.41 and $5.92 and again the IRR you can see at 24% and highlighting again that is versus our stated M&A hurdle of 15%.

On page 16, again I want to stress we are highly confident in our ability to achieve these expense efficiencies, but moreover to do it in a way that is not disruptive to our financial consultants or the service levels our clients would expect to receive.

In terms of annual expense efficiencies of the $395 million, that is 20% of the combined expense base excluding registered rep compensation. And it assumes 25% of the combined non-Series 7 registered rep positions would be reduced again over a methodical three-year period. And it assumes 200 to 300 -- 200 to 230 rather net brokerage office consolidations over a three-year period and also we would be very FA and adviser-centric in doing that in a way that doesn't disrupt service. And you can see the composition of these charges and we will realize those 52% in 2008 and 100% in 2009.

Page 17, some insight into the merger one-times. We set up a very rigorous process to control and minimize the use of one-time dollars and I think our track record over the last eight years is testament to that. You can see the breakdown here between P&L and the purchase accounting adjustments, $740 million in P&L and $120 million in PAAs. The $740 million of after-tax related and restructuring expenses through the P&L assumes 5% in 2007, 61% next year and 34% in 2009 and the $120 million in exit costs PAAs to goodwill, 5% also in '07 and 95% in 2008.

Page 18, in summary and Ken highlighted this as well, it is strategically compelling. This is the last opportunity to create a truly national full-service retail securities firm and we couldn't be more pleased to be doing it with the likes of A.G. Edwards. It does radically improve our marketshare in growth markets in 48 of the top 50 MSAs. In terms of the top 50, 11 of those markets, our marketshare would exceed 20%.

As Ken talked about, it does expand our distribution capabilities for that tidal wave of money that is changing hands with 70 million baby boomers retiring and we have proven that we can generate revenue growth with investment banking. Last year, we generated $448 million in revenue that Wachovia Securities was a distributor for product underwritten by our capital markets and corporate and investment bank. That number was $230 million in the first quarter of this year and the addition of A.G. Edwards' network will do nothing but make us a more attractive underwriter and distributor for our clients.

Financially attractive, we have covered all of these and we do think it is a low-risk transaction. We have got a very experienced team leading us on both sides of the equation. The Thomson Beta commonality is no small thing and, again, we feel like we are very culturally – comptetitive -- compatible. So I will stop there, Alice, and we'll take questions.

Ken Thompson - Wachovia Corporation - CEO

Yes, operator, I think at this point, we are ready to take questions.

Operator

(OPERATOR INSTRUCTIONS). Nancy Bush, NAB Research.

Nancy Bush - NAB Research - Analyst

Good morning, David. Good morning, Ken.

Ken Thompson - Wachovia Corporation - CEO

Good morning, Nancy.

Nancy Bush - NAB Research - Analyst

Just if you could, David, contrast this with the Pru deal. I mean what do you see as the similarities? What do you see as the differences? I think there were a few glitches in the Pru deal around the consolidations of the platforms. If you could just give us your reasons that you expect this to be a better experience or not than the Pru deal was.

David Carroll - Wachovia Corporation - President, Capital Management Group

Yes, good point, Nancy. The similarities would be I think how predictable the benefits of scale will be. I mean we are very confident that we can generate significant cost savings and revenue synergies, which we have not baked into these numbers to be conservative. So I think you will see over the next 24 months a material contribution financially.

What is different about it, I think A.G. Edwards is probably a much more homogeneous firm. The back office being on Beta again is a huge difference. In the Prudential transaction, we were going to a brand new system for both sides, so this one should be a lot smoother. We did have a few systems availability issues for about three weeks after we converted, but frankly that was fairly short-lived and lessons well learned. So there will be less going on under the covers if you will. We probably have a lot more in common with A.G. Edwards.

Nancy Bush - NAB Research - Analyst

How quickly, David, do you expect that you will be able to get things like the Envision product and other things over to the A.G. Edwards side?

David Carroll - Wachovia Corporation - President, Capital Management Group

Nancy, we don't want to get out over our skis here. We have got the integration team coming together next week in St. Louis to begin plotting that to identify the low hanging fruit, what can we do to immediately provide product. That will really be a systems issue as to how quickly we can get that on the desktop of the A.G. Edwards' financial consultants and how quickly we can get them trained, but I would like to see us with some form of that this year on their desktop.

Nancy Bush - NAB Research - Analyst

And I have looked through the documents and am missing it. When is closing anticipated?

David Carroll - Wachovia Corporation - President, Capital Management Group

We think we can close first of October.

Nancy Bush - NAB Research - Analyst

Great. Thanks very much.

Operator

Jason Goldberg, Lehman Brothers.

Jason Goldberg - Lehman Brothers - Analyst

Thank you. David, you mentioned I guess kind of FDIC benefits and improved asset mix offsetting I guess broker attrition. Can you maybe just put some numbers I guess in terms of kind of how much you expect them to sweep in the asset mix contribution or how much kind of attrition are you looking at?

David Carroll - Wachovia Corporation - President, Capital Management Group

Let me address the FDIC first and ask Bob Bagby to join in. I think currently A.G. Edwards is in early days in their migration from money markets. They have an arrangement with Oppenheimer where their money market mutual funds are. Our plan would be to move that to an Evergreen product, which is additive to our results, which we have not contemplated here. I think, Bob, you have got about $5 billion in FDIC balances today and money markets of north of $35 billion?

Robert Bagby - A.G. Edwards - Chairman & CEO

Yes, I believe -- we are about $25 billion in Oppenheimer assets and over $5 billion in our FDIC product, which people are migrating to every day.

David Carroll - Wachovia Corporation - President, Capital Management Group

Right. So we will be very methodical about realizing the benefit to that as soon as we can.

In terms of broker attrition, the way I would like to answer that is I like to look in the rearview mirror and tell you what we did with Prudential. We have averaged regretted attrition since 2003 of less than 3% and there aren't great industry stats on this, but we are led to believe that is the best in the industry. And we have been students of what has gone on there and we would expect to have that same kind of result here. We have had -- when we say regretted, that would be advisor attrition over $250,000 in revenue.

Jason Goldberg - Lehman Brothers - Analyst

Okay. And then I guess unrelated, does I guess this transaction kind of altered kind of Wachovia's I guess buyback plans in general and have that -- it looks like you tried to maybe account for some of that in the increase in dilution or just kind of expand on that?

Tom Wurtz - Wachovia Corporation - CFO

Sure, Jason. This is Tom. Clearly, in the very short term, it will simply because when you announce a deal between the time you announce it and consummation, there are different rules that govern share repurchase activity and given the balance sheet growth that we told people to expect over the course of this year, we would have been repurchasing shares over the remainder of the second quarter and in the third quarter and fourth quarter. So simply by being able -- or by being prevented from as being active in the market in those quarters, it will have some impact.

Longer term, doesn't have any material impact from the standpoint that they come to the table at closing with probably about $2.3 billion in capital and in the context of a combined company, probably don't need more than about $300 million incremental capital to run the franchise. So that is about $2 billion of the purchase price is funded with that excess capital and obviously they bring earnings as well going forward. So I don't think it has any particularly material implications for 2008. It could have modest, but then also it has earnings and expense efficiencies.

So I think it is really more of a 2007 timing issue where it would have the impact of impacting share repurchase that we do over the remainder of this quarter and in the third quarter and that could easily be $0.01 of impact in the third quarter of this year.

Jason Goldberg - Lehman Brothers - Analyst

Okay. That's helpful. And then I guess lastly, any -- I guess Prudential has various options that it could do. I guess any sense in terms of what direction they are thinking, whether putting it back to their stake to you or reupping to offset the dilution?

Tom Wurtz - Wachovia Corporation - CFO

No, --I -- the -- just for those on the phone, the alternatives, which I don't think we need to go through because they are pretty clearly articulated, they are on page 26 of the document, but I think the folks at Pru have been just phenomenal partners. That is what I would first start out saying. And I think they are extraordinarily pleased with the results they have received to date and with the management that Danny and team have brought to bear. So I think from that standpoint, they are very pleased to date.

Now whether they elect like to contribute, I think they have to look globally. I mean it is a global company and assess their alternatives for investing capital and they will go through a very thoughtful process in doing that. So I don't know that their decision to invest or not invest is as much a reflection on their view of this transaction or our brokerage business as it is much as a global perspective on all the different strategies they are employing. So we don't know at this time. I would just say they have been a great partner and I think they like what they have seen with this deal.

Jason Goldberg - Lehman Brothers - Analyst

Thank you.

Operator

Mike Mayo, Deutsche Bank.

Mike Mayo - Deutsche Bank - Analyst

Good morning. Remind us what the realized cost savings were in Prudential and why you think you could take out 20% of the combined expenses when the Wachovia side is so much more optimized today than it was a few years ago? I guess it is more of a high-class problem in terms of you being efficient, but does that imply most of the cost savings will be at A.G. Edwards, and based on your numbers, you're taking out one fourth of that cost base.

David Carroll - Wachovia Corporation - President, Capital Management Group

Yes, Mike, thank you. That is a good question. The cost savings at Pru were about $365 million and we did realize every penny of those. And just by example, as you will recall, Pru had probably north of 2100 employees in lower Manhattan doing brokerage operations and mid-office activity. That turned into less than 800 people in Richmond. We have right-sized our infrastructure here and that is reflective in our margins.

This transaction is a little different in that we are going to move our headquarters to St. Louis. We actually think there are going to be material savings in some of our operating costs like travel. We run a very high touch business model here in terms of bringing advisers into the home office. Millions of dollars in air travel. There is a direct flight from everywhere to St. Louis and the other way around. So a lot of those costs will be on our side and the teams are coming together now to map all that out.

But our experience in brokerage combinations in terms of expense efficiencies realized has ranged from 25% on the low end to 65% of non-compensation related expenses and so this one would be about in between and we feel very comfortable with that.

Tom Wurtz - Wachovia Corporation - CFO

One thing I would add, Mike, is obviously we can't get into discussion of contracts with other companies, but as David mentioned earlier, A.G. Edwards currently outsources the vast majority of its money market product and by eliminating that outsourcing, essentially insourcing that. That is a fairly material -- anytime you multiply 23 billion times something, you get a fairly big number.

Mike Mayo - Deutsche Bank - Analyst

And when you look at -- just a separate question -- when you look at comparables, which comparables did you use to see if you were paying a fair price? We are getting, what, 21 times earnings as far as a purchase price here?

Tom Wurtz - Wachovia Corporation - CFO

Sure, Mike. You can -- given the range of deals that have been done and the size differential and the profitability differential between all the companies, you can get either things that make this look wildly favorable or wildly expensive. I think what I would focus on most intently though is the internal rate of return details, which provided on the last page of the deck. I think that you would be hard-pressed to be terribly critical of any of the assumptions made there. And as you can see, we apply a 13 multiple to the terminal value, which I think is probably low and come up with a return of 24%. So I think regardless of what other transactions have resulted in for particular metrics, it is hard to argue that deploying this kind of capital and earning that kind of return isn’t a very attractive investment from our standpoint.

Mike Mayo - Deutsche Bank - Analyst

What was the PE that you paid for Prudential?

Tom Wurtz - Wachovia Corporation - CFO

Prudential -- (multiple speakers--inaudible) -- we didn’t have any earnings at that point.

Mike Mayo - Deutsche Bank - Analyst

Okay, thanks a lot.

Operator

Ed Najarian, Merrill Lynch.

Ed Najarian - Merrill Lynch - Analyst

Good morning, everyone.

Ken Thompson - Wachovia Corporation - CEO

Good morning, Ed.

Ed Najarian - Merrill Lynch - Analyst

I guess my question -- the first question relates to capital. I think on page 15 you are using an assumption that standalone Wachovia in '08 will have 1.847 million fully diluted shares outstanding. So it seems like between now and sort of middle of '08, you are assuming the repurchase of about 75 to 80 million shares. And then, of course, you have got the cash component of this deal and the restructuring charge related to this deal, obviously partially offset by the $2 billion of cash that you are extracting from A.G. Edwards.

But at least based on my calculations, it looks like even after that $2 billion that you will be spending about somewhere in the neighborhood of 5.8, 5.9 billion in cash above and beyond that $2 billion over the next, say, call it 12 to 15 months to get to that level of fully diluted shares outstanding, which is obviously much lower than today.

And what I am having difficulty equating is how you intend to keep your capital ratios in that 4.7% range, because it seems to me like it would drive tangible E to A much lower than that. So maybe you could address that.

Tom Wurtz - Wachovia Corporation - CFO

Sure, Ed. in terms of the ins and outs of the capital, again, first -- I am going to answer your question directly. But first again, I would lead people to the economic view from the standpoint of the internal rate of return and clearly ground people in the fact that this is a very attractive investment. And again as you look at the internal rate of return, you'll see all the various cash flows that impact that return.

From the standpoint of the composition of the EPS in 2008, 2009, what we have tried to do is take what the market's assessment is by looking at individual analyst models to break down what the market was thinking about. Obviously, we can see the consensus was for I think 8.9% growth in 2008.

But we then have to take a look and see well underneath that, what were the participants in that survey process saying about net income growth versus share purchase and what you see here is a reflection of what you ferret out of those models. And, so again, we are starting out with analyst consensus and saying, okay, that analyst consensus had these underlying assumptions. Using those assumptions and analyst consensus for A.G. Edwards, here is the impact of this transaction. So it is not so much our assumptions as it is the assumptions that underlie the analyst consensus.

Ed Najarian - Merrill Lynch - Analyst

Right. But those assumptions again were built off of assumptions that were created before this deal was announced. Now you have got cash going out the door that is above and beyond the $2 billion in excess cash that you receive from A.G. Edwards. So I think to me it would make sense then that those share repurchase assumptions would get scaled back if you are planning to hit the kind of capital ratios that you are talking about. Would that not make sense?

Tom Wurtz - Wachovia Corporation - CFO

Yes, but there is earnings contributed by A.G. Edwards. I mean that is one thing -- there is the incremental earnings and efficiencies that are created and there is also opportunity to manage the balance sheet more effectively. I would just point to a simple example of where margin loans are risk weighted at 100%. We've taken our entire portfolio and reduced that to a very low capital by doing a synthetic securitization of margin loans. Obviously, we can do the same thing in this case. You will find that we -- when we combine kind of trading portfolios and inventory positions and so forth, you gain efficiencies there.

So what we have tried to do is give the most straightforward assessment of the transaction as we can and obviously we haven't done it in your case in terms of making you entirely comfortable at this point, but I would say this is --we have -- independent of the way the financials are laid out here -- gone through a very detailed bottoms-up process in terms of touching on things like attrition, revenue opportunities, expense opportunities and so forth and built it from the ground up and we would conclude that these numbers reasonably portray the EPS impact of this transaction to us.

Ed Najarian - Merrill Lynch - Analyst

Let me ask you a slightly different way. So in your mind, it is reasonable to assume that standalone Wachovia shares, fully diluted shares outstanding for '08, excluding the shares you are going to issue in this transaction, would be around that 1,847 number. That is approximately a correct number?

Tom Wurtz - Wachovia Corporation - CFO

That is only the number that equates to the mix of net income growth and share repurchase that will underlie the analyst consensus.

Ed Najarian - Merrill Lynch - Analyst

So it's not really a number that you're advocating. It's just a number that is being pulled from consensus.

Tom Wurtz - Wachovia Corporation - CFO

Correct. I'm not suggesting whether this assumes that net income grows at 5%. I'm not confirming that it will grow at 5% or 6% or 7% or 4%. I'm simply saying this is the tool that we have available to us to illustrate the impact of this deal to Wachovia and I think this particular presentation does a reasonable job of expressing the magnitude of the positive impact to it.

Ed Najarian - Merrill Lynch - Analyst

And then if I could just maybe follow up on a question that was I guess alluded to previously. The broker attrition number that you are assuming in this transaction is approximately 3%. I know you talked about regretted broker attrition, but is that approximately the number that you are going with?

David Carroll - Wachovia Corporation - President, Capital Management Group

We would expect over the course of this integration to have no greater long-term attrition than we have experienced in the last four years with a comparable combination and the regretted was slightly below 3%. In any one-time period, it could spike and the dynamics of that are very different. You can't look at the whole population as homogeneous. We have very different dynamics around the higher producers versus those on the lower end of the scale.

Operator

Matthew O'Connor, UBS.

Matthew O'Connor - UBS - Analyst

Morning. If I could just follow up one more time on the broker retention in terms of packages or how you are going to keep them. Is that being factored into the purchase price or is it an integration charge or just give us some color on some of the size of that and where we can see that?

Tom Wurtz - Wachovia Corporation - CFO

Sure, Matt. It is actually a combination of merger-related charges for what occurs for the -- basically, the packages are defined early on in the process and over the first approximate 18 months, the cost of the amortization of those packages goes into merger-related charges and after that, it goes through operating earnings. So in 2009, it is one of the impacts to operating earnings for a portion of that year and then subsequent years. Until the packages are fully amortized, they would be impacting operating earnings. Those numbers would be embedded again in the internal rate of return calculation embedded in the numbers there. So it is fully contemplated and reflected in the timing of cash flows from an economic standpoint, but – there is -- it is a little bit complicated from the standpoint of a portion of it goes to merger-related in the first 18 months and then it becomes an operating expense.

Matthew O'Connor - UBS - Analyst

And can you remind us how much the retention was for the Pru deal that you assumed and then how that would compare to what you have assumed for this deal?

Tom Wurtz - Wachovia Corporation - CFO

Pru was about $250 million and in this case, we are approaching a number a tad more than five times that.

David Carroll - Wachovia Corporation - President, Capital Management Group

Matt, we will be communicating with our advisors both at Wachovia Securities and A.G. Edwards within the next three weeks the details about that.

Matthew O'Connor - UBS - Analyst

All right. So just to clarify, so north of $1 billion is being assumed and most of that though should flow through the merger charge in 18 months and I assume the packages are maybe two years.

Tom Wurtz - Wachovia Corporation - CFO

No, they would be six years. The industry convention has changed pretty radically over the last several years and you are now seeing deals that are seven, eight, nine, ten years and some really creative ones even go beyond that, but I think six is an appropriate assumption for here.

Matthew O'Connor - UBS - Analyst

Okay. And then just separately, a point of clarification, if Pru maintains their stake at 38%, is it simply them paying you the $2.6 billion or $2.7 billion?

Tom Wurtz - Wachovia Corporation - CFO

No, it's not that simple. What we would have to do is value the existing business we have today. Value what is contributed from this transaction and then use that as the basis for a true-up. This business has some capital markets activities. Obviously, it has an asset management component. Those businesses wouldn't be contributed to the JV and so it is a little bit more complicated than what you just described and that is why it is very difficult for us to say what the exact earnings impact would be. What we can say is from an economic standpoint, it will be all done at market values and so there is limited economic consequence, but from the earnings impact, it is hard to say.

Matthew O'Connor - UBS - Analyst

Okay. And what is the timing on when they have to make a decision whether to maintain the 38%?

Tom Wurtz - Wachovia Corporation - CFO

They could make a decision immediately and say we would like to go through this process relatively quickly and contribute our additional capital or they also have an opportunity to wait for two years and say, okay, based on the valuations we did back in the summer of 2007, we have now decided that, yes, we would like to contribute and true-up our position to maintain the 38% ownership that we are entitled to and they would have foregone the earnings that occurred over that two-year period. But they would have to then pay their share of the one-time costs that were necessary to get us to that level of success two years out.

Matthew O'Connor - UBS - Analyst

All right. Thank you.

Operator

David Trone, Fox-Pitt Kelton.

David Trone - Fox-Pitt Kelton - Analyst

Hi, good morning. I know this is about retail, but have you made any plans yet on what you would do with A.G. Edwards' nonretail businesses? They have a muni business and cash equities, investment banking, those types of things.

David Carroll - Wachovia Corporation - President, Capital Management Group

It is early days, David, but we like what we see. It is not an enormous part of A.G. Edwards' business, but to your point, they have a public finance group that is attractive to us. We do not have that. There is a big demand for that in our network and we have overlap in certain industry verticals like oil and gas and the REIT business, but it is early days and we want to do everything we can to optimize that revenue.

David Trone - Fox-Pitt Kelton - Analyst

And do you have a guess yet on what kind of physical -- the bricks and mortar overlap you might have? Obviously you transfer the accounts across the street, but how many branches, physical branches would overlap here?

David Carroll - Wachovia Corporation - President, Capital Management Group

Let me try to answer this. Day one, there is about 1500 combined. We are doing a branch by branch mapping process right now. This is a little different than bank branches for example, which are more locationally dependent for your clients. These are more locationally dependent based on our advisors. But our best thinking right now is over time, there would be between 200, 250 branch consolidations. We will be very sensitive on that issue.

And then there is the home office. We will be consolidating our mid and back-office operations and technology platforms. A.G. Edwards has fabulous infrastructure in St. Louis and we will not want to run with duplicate infrastructure. That I don't have a hard number for you, but we will be glad to report that out over the next couple of quarters as we get our hands around it.

David Trone - Fox-Pitt Kelton - Analyst

So after the dust settles here, let's say a year down the road or whenever, would you contemplate -- would you feel the need to do yet another transaction or is this pretty much get you to the kind of footprint and scale that you pretty much think this is an end-game?

Ken Thompson - Wachovia Corporation - CEO

I think -- this is Ken. I think this is an end-game for us. Clearly, we will be number two and the number of brokers will be virtually tied for second in client assets. We have got everything we need now to grow this business organically going forward.

David Trone - Fox-Pitt Kelton - Analyst

Okay. And then one final -- one final question. Can I ask, Bob, you know the merits of the deal are pretty clear to you, but they have been out there for a while now. What caused you -- and you were pretty independent-minded. What caused you to wake up one day over the last couple of weeks or months and decide now is the time to sell? What changed for you?

Robert Bagby - A.G. Edwards - Chairman & CEO

Well, David, if I didn't answer that outfront, I think this organization is about people and I think clearly Wachovia is about people. We needed scale, we knew we needed scale and they bring the scale that is so necessary to expand our revenue streams for our financial consultants and provide our clients with services so that we are assured retention of our clients as we move forward. But the culture, which I have always said is important. We have a cultural fit between ourselves and Wachovia and that makes for a good transaction. We have never found that in any other organization and what Wachovia has done over the last couple of years and their commitment to this business, it was obvious they were the right partner.

David Trone - Fox-Pitt Kelton - Analyst

Okay, great. Thank you very much.

Operator

Kevin Fitzsimmons, Sandler O'Neill.

Kevin Fitzsimmons - Sandler O'Neill - Analyst

Good morning, everyone. Ken, a quick question for you. Obviously with A.G. Edwards headquartered in St. Louis and in the Midwest and a fair amount of their presence based there, a natural question on the banking side is does this signal or does this imply anything about your intentions, your M&A appetite longer term for the franchise? Obviously, there is potential cross-sell between the brokerage business and the banking business and I think that is something you talk about in your core footprint and does this signal something down the line?

Ken Thompson - Wachovia Corporation - CEO

No, Kevin, it doesn't. The cross-sell occurs all across the footprint where the bankers and the brokers are. The fact that the headquarters is in the Midwest says nothing about any plans for us to buy banks in the Midwest. We like the

U-shaped footprint that we have got down the East Coast, across the Southwest and up the West Coast and that is where we will be focusing on the banking side.

Kevin Fitzsimmons - Sandler O'Neill - Analyst

And one last question -- does the timing -- I know we talked about the timing of the deal from A.G. Edwards' standpoint, but the timing of the deal from your standpoint, does it signal any comfort level with how things are going at Golden West or was from day one after Golden West was announced was something like this on the table or just getting announced now, does it signal that you are to a certain comfort level there?

Ken Thompson - Wachovia Corporation - CEO

Number one, we are comfortable with the progress of Golden West and we have got systems conversions coming up in October there. We have begun the testing for that. We're in great shape on all of that testing and we feel very comfortable that that is going to work well.

But constantly from the day we announced the Golden West acquisition, we were asked about what our acquisition strategy would be and we have been very clear that brokerage was an area where we would make acquisitions. This is a deal that is about 5% of our market cap, so it is not a huge deal. It is an entirely different merger integration process than what we're going through at Golden West. There was virtually no overlap, so we feel comfortable with both of those things occurring at the same time.

But going forward, I would think for us small deals in the Southwest and West would be possibilities, but I don't think you will see us doing anything significant from a merger standpoint for a while.

Kevin Fitzsimmons - Sandler O'Neill - Analyst

Okay, great. Thank you.

Operator

Betsy Graseck, Morgan Stanley.

Betsy Graseck - Morgan Stanley - Analyst

Thanks. Good morning. Just a couple of other questions on the attrition issue. You mentioned 3% regretted attrition at Pru. I guess I am just wondering what that translated into in terms of revenue impact?

David Carroll - Wachovia Corporation - President, Capital Management Group

Betsy, that's kind of hard to answer because we very quickly homogenized the populations with branch consolidations and those kinds of things. There are some fundamental differences. Pru was in a number of lines of business that we weren't. They did a lot more institutional businesses or retail branches than we did. Now A.G. Edwards has a healthy institutional business and we want to work to optimize and preserve that with our capital markets team, but I am trying to figure out how to give you a concise answer over a four year period of time.

If you look at total revenue, we actually were flat to down in the year 2004 and we have grown ever since and so when you step back from it in macro terms, we probably lost a couple hundred million dollars in total revenue before we bottomed out and started to grow.

Betsy Graseck - Morgan Stanley - Analyst

And the compensation structure at A.G. Edwards relative to the Pru brokers, is there anything different there that would suggest a different experience on either the attrition or on the retention plans and packages that you are anticipating?

David Carroll – Wachovia Corporation - President, Capital Management Group

I'm not -- I don't feel very well equipped to contrast A.G. Edwards' kind of plan with that of Pru. We did harmonize the two a year out with Pru and we will harmonize comp plans here. Pru used more deferred comp than we did at the time. We have work to do between the two teams at A.G. Edwards and Wachovia Securities to put these things together. At the end of the day, the payouts are not materially different.

Betsy Graseck - Morgan Stanley - Analyst

Do you anticipate a 12 month time horizon for harmonization of those plans?

David Carroll - Wachovia Corporation – President, Capital Management Group

Yes, best case -- we don't want to do it in midyear and we don't want to change comp plans frequently, so we are looking at late '08 if not the first of '09.

Betsy Graseck - Morgan Stanley - Analyst

Okay and then the other side of it is obviously the revenue synergies that you have been talking about, can you give us any sense of timing on those revenue synergies? Obviously, they occur as the business grows naturally, but the current business if it is possible to give a sense as to – the sweep -- what you think you can get with the sweep in the asset mix?

David Carroll - Wachovia Corporation - President, Capital Management Group

I think the best way to look at that, Betsy, is to break it down to the per adviser revenue, the productivity measure. We think it will take us about 36 months to move A.G. Edwards to where we are and we don't plan to stand still on our end either. The FDIC will be one of the very first things that we work on. A.G. Edwards was already working very diligently on that. We will work to move the money market mutual funds from Oppenheimer to Evergreen quickly. I can't give you a year-by-year distribution of when that will occur, but we do think we will get to comparable levels of productivity in about three years.

Betsy Graseck - Morgan Stanley - Analyst

Okay, great. Thanks so much.

David Carroll – Wachovia Corporation - President, Capital Management Group

Thank you.

Operator

I would now like to turn the conference back over to Ms. Alice Lehman to continue with the presentation or any closing remarks.

Ken Thompson - Wachovia Corporation - CEO

Okay, well, this is Ken Thompson and I just would say to you thank you for joining us today and as usual, our investor relations people are ready to take calls from you and we are extremely pleased with this merger and think it will mean great things for our clients and our shareholders. So, thank you for joining us.

Operator

Ladies and gentlemen, this does conclude today's Wachovia conference call. You may now disconnect.

Forward Looking Statements

     This filing contains certain forward-looking statements, including certain plans, expectations, goals, and projections with respect to each of Wachovia and A.G. Edwards and the combined company following the proposed merger between Wachovia and A.G. Edwards (the “Merger”), which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: (1) the risk that the businesses of Wachovia and A.G. Edwards, in connection with the Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the risk that expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; (3) the risk that revenues following the Merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the inability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of A.G. Edwards’ shareholders to approve the Merger; (7) the risk that the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or A.G. Edwards conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s and A.G. Edwards’ brokerage and capital markets activities. Additional factors that could cause Wachovia’s and A.G. Edwards’ results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and A.G. Edwards’ Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning A.G. Edwards or the proposed Merger or other matters and attributable to Wachovia or A.G. Edwards or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and A.G. Edwards do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

Additional Information

     The proposed Merger will be submitted to A.G. Edwards’ shareholders for their consideration. Wachovia will file a registration statement with the SEC, which will include a proxy statement/prospectus regarding the proposed Merger. A.G. Edwards’ shareholders and other investors are urged to read the registration statement and the proxy statement/prospectus when they become available, as well as any other relevant documents concerning the proposed Merger filed with the SEC (and any amendments or supplements to those documents), because they will contain important information. You will be able to obtain a free copy of the registration statement and the proxy statement/prospectus, as well as other filings containing information about Wachovia and A.G. Edwards, at the SEC’s website (http://www.sec.gov) and at the companies’ respective websites, www.wachovia.com and www.agedwards.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, 704-383-0798; or to A.G. Edwards, Inc., Investor Relations, One North Jefferson Avenue, St. Louis, MO 63103, 314-955-3000.

Wachovia and A.G. Edwards and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of A.G. Edwards in connection with the proposed Merger. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2007 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 9, 2007. Information about the directors and executive officers of A.G. Edwards is set forth in the proxy statement for A.G. Edwards’ 2007 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on May 15, 2007. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Merger may be obtained by reading the proxy statement/-prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.